Jiuzi Holdings, Inc. 4F No. 1 Building Jinsha Lake Business Center Economic Technology District Hangzhou, Zhejiang, 311103 People’s Republic of China

December 10, 2020

Via Edgar

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn: Daniel Morris

Re:	Jiuzi Holdings, Inc.
Amendment No. 3 to
Registration Statement on Form F-1
Filed December 3, 2020
File No. 333-248416

Dear Mr. Morris:

This letter is in response to the letter dated December 9, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Jiuzi Holdings, Inc. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 (the “Amended No. 4”) is being submitted to accompany this letter.

Amended Registration Statement on Form F-1

Exhibits

1.	Revise the opinion contained at Exhibit 5.1 to eliminate inappropriate, readily ascertainable, and/or verifiable assumptions. In this regard, we note your statements in Section 2 that the opinion is given only as to, and based on, circumstances and matters of fact existing and known to you and that you have assumed there are no matters contained in the minute book or corporate records that would affect your opinion.

RESPONSE: The Company respectfully advises the Staff that the Company’s Cayman Islands counsel has revised its opinion to reflect the Staff’s comments by deleting the assumption referenced above “that you have assumed there are no matters contained in the minute book or corporate records that would affect your opinion” and revising Section 1 to clarify that counsel has examined all other documents as it has deemed necessary to render its opinion. The Company has filed the revised opinion as Exhibit 5.1 to the Amendment No. 4.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Yarona L. Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Shuibo Zhang
Name: Shuibo Zhang
Title: Chief Executive Officer